U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

000-22573
SEC FILE NUMBER

NOTIFICATION OF LATE FILING

☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: Axion Power International, Inc.
Former Name if Applicable: Not Applicable
Address of Principal Executive Office: 3601 Clover Lane, New Castle, Pennsylvania 16105

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

We were unable to file the annual report on Form 10-KSB for the year ended December 31, 2007, within the prescribed time period because all information required to be included in the Form 10-KSB is not currently available and the Form 10-KSB is still being reviewed. The Company expects to file the Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

      Andrew Carr Conway, Jr., Chief Financial Officer, 724-654-9300 Ext. 206.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please See Attachment IV

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

AXION POWER INTERNATIONAL, INC.

Date: March 31, 2008	By:	/s/ Andrew Carr Conway, Jr.
Andrew Carr Conway, Jr., Chief Financial Officer

Attachment IV

For the year ended December 31, 2006, the registrant had revenues of $275,000 and a loss of $7,800,000 applicable to common shareholders. For the year ended December 31, 2007, the registrant estimates it has revenues of $534,000 and a loss of $14,900,000 applicable to common shareholders. These results include preferred stock dividends and beneficial conversion feature of $835,000 in 2006 (actual) and $8,400,000 in 2007 (estimated). Results for the year ended December 31, 2007 remain subject to further adjustment and actual results may vary significantly from the foregoing estimates.